Hoth Therapeutics, Inc.

1177 Avenue of the Americas, 5th Floor, Suite 5066

New York, New York 10036

December 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Gama

Re:	Hoth Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-291566

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hoth Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, December 4, 2025, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HOTH THERAPEUTICS, INC.

By:	/s/ Robb Knie
Name:	Robb Knie
Title:	Chief Executive Officer